Filed by Allied Waste Industries, Inc. Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company:
Allied Waste Industries, Inc.
(Commission File No. 001-14705)

Contacts for Republic Services:

Media:	Investors:	Both:
Will Flower	Tod Holmes	Chuck Burgess
(954) 769-6392	(954) 769-2387	The Abernathy MacGregor Group
	or	(212) 371-5999
Ed Lang
(954) 769-3591
Contact for Allied Waste:
Jim Zeumer
(480) 627-2785
REPUBLIC SERVICES AND ALLIED WASTE COMPLETE
MERGER INTEGRATION PLANNING
- Companies Set November 14 as Meeting Date for Stockholder Votes on Proposed Merger And Begin
Mailing of Joint Proxy Statement -
FORT LAUDERDALE, Florida and PHOENIX, Arizona (October 16, 2008) – Republic Services, Inc. (NYSE: RSG) and Allied Waste Industries, Inc. (NYSE: AW) today announced that their joint integration planning team has substantially completed extensive integration planning related to their merger to ensure a seamless combination for employees, shareholders and customers. The companies are poised to implement their plans to complete the merger in the fourth quarter of 2008. The companies are highly confident that they will meet the projected $150 million of merger synergies in the third year following completion of the transaction
“As we move through the planning process and get closer to the completion of this merger, we are very confident that we will be able to achieve value for our shareholders by building on both companies’ foundations of profitable growth,” said Jim O’Connor, Chairman and

Chief Executive Officer of Republic Services. “Our strategic focus remains on realizing merger savings, improving return on invested capital, reducing debt and generating higher levels of free cash flow as we work towards positioning the new Republic to provide better opportunities for employees, significant operating efficiencies, unmatched customer service and long-term shareholder value.”
Republic Services and Allied Waste began the integration planning process immediately after the announcement of their definitive merger agreement by forming 17 functional and cross-functional teams of corporate, regional and local representatives from both companies. Over the past three months, these teams have invested more than 12,000 man-hours in planning for the smooth and successful merger of Republic and Allied. A large part of the planning process included the review and selection of the operating systems that will be used by the combined company. Additionally, the companies have named the top 70 executives and managers of the combined company.
“Our integration teams have worked hard to complete the integration planning process to prepare our joint leadership team to enhance Republic’s position in the U.S. environmental services industry,” said Don Slager, President and Chief Operating Officer of Allied. “The bottom line is that we are certain that we have the right people and the right plan to execute a smooth transition that creates value for our shareholders and enhanced career opportunities for our employees. With the ‘day-one’ merger plans in place, our integration teams are now focusing on developing the plans for the first few months of the merger to ensure a smooth transition and integration.”
The companies also announced that the U.S. Securities and Exchange Commission has declared effective the Registration Statement on Form S-4 relating to the proposed merger of Republic Services and Allied Waste. Both companies have established November 14 as the date of their special stockholder meetings, and they have begun to mail a definitive joint proxy statement to stockholders of record as of the October 6, 2008 record date for the meetings.

Republic will hold its special stockholder meeting on November 14, 2008, at 1:30 p.m., Eastern Time, in the Atrium on the 7th Floor of 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Allied will hold its special stockholder meeting on November 14, 2008 at 11:30 a.m., Mountain Time, at the Marriott at McDowell Mountains, 16770 North Perimeter Drive, Scottsdale, Arizona 85260.
The Republic board of directors unanimously recommends that Republic stockholders vote “FOR” the Republic share issuance in connection with the merger. The Allied board of directors unanimously recommends that Allied stockholders vote “FOR” the adoption of the merger agreement. The merger is subject to the approvals of the respective stockholders of both companies. The boards of directors of Republic and Allied believe that the combination of the two companies will create substantially more long-term stockholder value than either company could individually achieve. Following the completion of the merger, Allied will be a wholly owned subsidiary of Republic with Allied stockholders receiving approximately 51.7% of the outstanding common stock of the combined company in respect of their Allied shares and Republic stockholders retaining approximately 48.3% of the outstanding common stock of the combined company, in each case, on a diluted basis.
As previously announced, Republic successfully completed its $1.75 billion senior unsecured revolving credit facility arranged by Bank of America Securities LLC and J.P. Morgan Securities Inc. In addition, it entered into an amendment to its existing $1.0 billion senior unsecured revolving credit facility to conform certain terms of its existing credit facility with those of the new credit facility as of the closing of Republic’s proposed merger with Allied. After merger closing, the combined bank facility capacity of the company will be $2.75 billion.
The new credit facility, together with Republic’s existing credit facility, will provide Republic with all of the financing expected to be needed to consummate its proposed merger with Allied, as well as with additional working capital. The initial funding under the new credit facility is expected to occur upon closing of the proposed merger. Standard & Poor’s Ratings

Services and Moody’s Investors Services have both indicated that they expect the pro forma rating of the combined company to be investment grade.
About Republic Services, Inc.
Republic Services, Inc. is a leading provider of environmental services including solid waste collection, transfer and disposal services in the United States. The company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
About Allied Waste Industries, Inc.
Allied Waste is America’s second largest non-hazardous solid waste services company and an environmental leader. Headquartered in Phoenix, AZ, Allied Waste provides waste collection, transfer, recycling and disposal services to millions of residential, commercial and industrial customers in over 100 major markets spanning 38 states and Puerto Rico. Allied’s team of more than 22,000 dedicated employees operates within a highly efficient, integrated organization that generated 2007 revenue of $6.1 billion.
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. Republic has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Reg. No. 333-152693) containing a Joint Preliminary Proxy Statement/Prospectus in connection with the proposed transaction with Allied. The definitive Joint Proxy Statement/Prospectus will be mailed on or about October 14, 2008 to stockholders of Republic and Allied of record as of the close of business on October 6, 2008. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as “will,” “expects,” “intends,” and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic and Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to funding under Republic’s the new credit facility may not be satisfied, the risk that a regulatory approval that may be required for the merger is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the merger and the risk that the merger, if completed, may not create long-term value for stockholders as expected. Stockholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. Risk factors are discussed in the definitive Joint Proxy Statement/Prospectus filed with the SEC. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
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